

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2010

Michael R. Cole
Chief Financial Officer
Universal Forest Products, Inc.
2801 East Beltline NE
Grand Rapids, MI 49525

RE: Universal Forest Products, Inc.
Form 10-K for the Fiscal Year Ended December 26, 2009
Filed February 23, 2010
File No. 000-22684

Dear Mr. Cole:

We have completed our review of your annual report on Form 10-K for the fiscal year ended December 26, 2009 and related filings and have no further comments at this time.

Sincerely,

Pamela A. Long
Assistant Director